Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended August 31,		Six Months Ended August 31,
	2004	2005	2004	2005

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$16,786	$10,180	$(77,761)	$19,628
Add:
Fixed charges	10,982	21,184	27,347	34,328
Amortization of capitalized interest	18	18	37	37
Less:
Capitalized interest	—	—	—	—
Preferred stock dividends	2,246	2,246	4,492	4,492

Earnings	$25,540	$29,136	$(54,869)	$49,501

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$8,151	$18,341	$21,653	$28,586
Capitalized interest	—	—	—	—
Portion of rents representative of the interest factor	585	597	1,202	1,250
Preferred stock dividends	2,246	2,246	4,492	4,492

Fixed Charges	$10,982	$21,184	$27,347	$34,328

Ratio of Earnings to Fixed Charges	2.3	1.4	N/A	1.4

Deficiency	$—	$—	$82,216	$—